CANE CLARK LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

July 25, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  John Reynolds

Re:

Oaxaca Resources Corp.

Registration Statement on Form S-1

Filed June 20, 2014

File No. 333-196921

Dear Mr. Reynolds:

I write on behalf of Oaxaca Resources Corp., (the “Company”) in response to Staff’s letter of July 15, 2014, by John Reynolds,  Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed June 20, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

GENERAL

1.

PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

The Company does not intend to engage in oral or written communications in reliance on Section 5(d) of the Securities Act. Further, there have been no research reports about the Company and the Company does not intend to publish or distribute any research reports.  Also, the Company does not anticipate that any brokers or dealers will participate in this offering.

2.

PLEASE REVISE YOUR USE OF “EXPLORATION STAGE” AND “INITIAL PHASE” THROUGHOUT YOUR PROSPECTUS TO CLARIFY IN QUALITATIVE AND QUANTITATIVE TERMS THE EXTENT TO WHICH ADDITIONAL PHASES AND EXPENSES MAY BE NECESSARY BEFORE OBTAINING THE RIGHTS TO MINERAL DEPOSITS THAT COULD BE ECONOMICALLY EXTRACTED. IN THIS REGARD, IT IS UNCLEAR WHAT AMOUNT YOU BELIEVE IS SUFFICIENT TO FUND YOUR OPERATIONS INTO THE DEVELOPMENT STAGE OR IF YOU PLAN TO OBTAIN AN ECONOMIC FEASIBILITY STUDY OR DECLARE RESERVES BEFORE GOING TO PRODUCTION. PLEASE REVISE ACCORDINGLY.

*Licensed in California, Washington and Hawaii;

^Licensed in Colorado and District of Columbia

In response to this comment, the Company has added the following additional disclosures to the Summary section on page 1 of the Registration Statement and to the “In General” section under the Description of Business:

“We have no proven or probable reserves of commercially viable mineral deposits on our Mineral Claim. Our ongoing exploration activities may include numerous costly exploration phases and we may never find commercially viable mineral deposits on our Mineral Claim. Were we to locate sizable mineral deposits on our Mineral Claim, we would commission an economic feasibility study prior to our development of the mineral deposit. The development of a viable mineral deposit could cost millions of dollars.”

3.

SINCE MR. MONTES IS YOUR SOLE EXECUTIVE OFFICER AND DIRECTOR, PLEASE REVISE THROUGHOUT TO INDICATE THAT YOU HAVE ONE EXECUTIVE OFFICER AND DIRECTOR. CURRENTLY YOUR REFERENCES TO “OFFICERS” AND “DIRECTORS” SUGGEST THAT YOU HAVE MULTIPLE OFFICERS AND DIRECTORS.

In response to this comment, the Company has amended the Registration Statement throughout to clarify that Mr. Montes is its sole officer and director.

SUMMARY, PAGE 1

4.

WE NOTE STATEMENTS HERE AND ON THE COVER PAGE THAT THERE IS NO MINIMUM REQUIREMENT IN THE OFFERING. PLEASE REVISE TO RECONCILE WITH THE REFERENCE ON PAGE 16 TO A “MINIMUM SUBSCRIPTION AMOUNT.”

In response to this comment, the Company has deleted the reference to a “minimum subscription amount” on page 16.

THE COMPANY, PAGE 1

5.

PLEASE REVISE YOUR SUMMARY TO BRIEFLY DISCLOSE THE APPROXIMATE AMOUNT OF FUNDS NECESSARY TO (1) SUBSTANTIALLY COMPLETE YOUR EXPLORATION ACTIVITIES AND (2) COMMENCE PRODUCTION. IN ADDITION, PLEASE DISCLOSE YOUR INTENTION TO REPAY RELATED PARTY LOANS AND MAKE OTHER PAYMENTS TO RELATED PARTIES, IF ANY, WITH THE OFFERING PROCEEDS.

As discussed in response to the Comment no. 2, above, the Company has added the following language to this section of the Registration Statement:

“We have no proven or probable reserves of commercially viable mineral deposits on our Mineral Claim. Our ongoing exploration activities may include numerous costly exploration phases and we may never find commercially viable mineral deposits on our Mineral Claim. Were we to locate sizable mineral deposits on our Mineral Claim, we would commission an economic feasibility study prior to our development of the mineral deposit. The development of a viable mineral deposit could cost millions of dollars.”

In addition, the Company has added the following language to this portion of the Registration Statement:

“It is not our intention to repay related party loans and make other payments to related parties, if any, with offering proceeds.”

6.

WE NOTE YOUR DISCLOSURE THAT THE DOLLAR AMOUNTS PROVIDED IN THE PROSPECTUS ASSUME THAT THE CANADIAN DOLLAR AND THE US DOLLAR ARE OF EQUAL VALUE, HENCE THE CONVERSION VALUE OF $1.00 US DOLLAR IS EQUIVALENT TO $1.00 CANADIAN DOLLAR. PLEASE EXPLAIN THE GUIDANCE YOU RELIED UPON TO SUPPORT THIS STATEMENT. SINCE THE VALUE OF THESE CURRENCIES IS INDEPENDENT OF EACH OTHER, WE DO NOT BELIEVE YOU CAN ASSUME THEY ARE OF EQUAL VALUE. TO THE EXTENT YOU HAVE AMOUNTS IN THE S-1 THAT REFLECT CANADIAN DOLLARS, PLEASE REVISE YOUR DISCLOSURE TO CLEARLY IDENTIFY THAT THESE AMOUNTS REPRESENT CANADIAN DOLLARS.

In response to this comment, the Company clarified this disclosure the read as follows:

“Dollar amounts provided in this prospectus are stated or quantified in U.S. currency, except exploration costs, which are quantified in Canadian currency.  The dollar amounts provided at the date of this prospectus assume that $1.00 US dollar is equivalent to $1.07 Canadian dollars.”

In addition, the Initial Exploration Budget, the provincial exploration work requirements, and the Mineral Exploration line in the Company’s operating budget have been clearly labelled as being expressed in Canadian Dollars.

USE OF PROCEEDS, PAGE 10

7.

WE DO NOT SEE FOOTNOTE 3 IN THE TABLE. PLEASE REVISE OR ADVISE.

In response to this comment, the Company has added the “3” footnote to the total application of proceeds line.

DESCRIPTION OF BUSINESS, PAGE 18

8.

WE NOTE THE COMPANY’S PRINCIPAL BUSINESS ADDRESS IS IN MEXICO. PLEASE ADD DISCLOSURE TO EXPLAIN HOW THE COMPANY’S OFFICER WILL CONDUCT THE COMPANY’S BUSINESS IN CANADA. IN THIS REGARD, PLEASE REVISE TO ADDRESS GENERALLY MR. MONTES’ CONNECTION TO (I) THE GEOLOGIST, (II) THE PROVIDER OF THE OPTION AGREEMENT AND (III) THE LOCATION OF THE MINING CLAIM.

In response to this comment, the Company has added the following disclosures to the description of business:

“The owner of the Mineral Claim, Mr. Barry Price, is a well-established geologist who has conducted business in many countries, including Mexico. As Mr. Price is the owner of the Mineral Claim, he recommended an independent third party geologist to write the geological report on the property and to make recommendations regarding exploration programs. During the exploration phase the Company shall conduct its business through the services of paid consultants such as our consulting geologist.”

“During the early stages of our exploration program, our sole officer and director will rely upon others such as our Consulting Geologist, to analyze our exploration findings and to make recommendations, if any, regarding future exploration programs on our Mineral Property.”

9.

WE NOTE YOUR REFERENCE TO PROVEN, POSSIBLE, AND IMPLIED RESERVES. PLEASE BE ADVISED THAT ONLY PROVEN AND PROBABLE RESERVES MAY BE DISCLOSED IN FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE DEFINITIONS IN INDUSTRY GUIDE 7.

In response to this comment, the Company has clarified its disclosure to state that: “We have no proven or probable reserves on our mineral claim.”  Further, additional disclosures that there are no proven or probable reserves have been added throughout the Registration Statement where appropriate.

10.

PLEASE DISCLOSE THE INFORMATION REQUIRED UNDER PARAGRAPH (B) OF INDUSTRY GUIDE 7 FOR ALL MATERIAL PROPERTIES, INCLUDING A DESCRIPTION OF ANY INFRASTRUCTURE LOCATED ON YOUR PROPERTY.

In response to this comment, the Company has added the following clarifying disclosure: “Except for the Forest Service access road through the Mineral Claim, the Mineral Claim is unimproved.”

11.

PLEASE REVISE TO PROVIDE A SHORT SUMMARY OF THE PERMITS AND/OR OPERATIONAL PLANS REQUIRED TO PERFORM EXPLORATION AND MINING ACTIVITIES ON YOUR PROPERTY.

In response to this comment, the Company has added the following additional disclosure:

“The first phase of our mineral exploration program will include a Geochemical Program and a Magnetic Study Program, neither of which will require permitting or the filing of an operational plan.”

OWNERSHIP AND CLAIM STATUS, PAGE 23

12.

PLEASE REVISE TO ADDRESS THE EXTENT TO WHICH YOUR CLAIM IS SUBJECT TO A TIME LIMIT, SIGNIFICANT CONDITIONS OF USE OR FEES REQUIRED TO BE PAID BY YOU OR THIRD PARTIES.

In response to this comment, the Company has clarified the second paragraph of this discussion to read as follows:

“The B.C. Government authorities will also accept cash payments in lieu of Assessment Work in the amount of twice the Assessment Work rate. If upon the expiration of the anniversary date Assessment Work has not been done and filed, or payments in lieu of Assessment Work have not been made, the mineral claim lease will be automatically cancelled, and thereupon any person or other entity holding a BC Free Miner Certificate may stake the Mineral Claim. Under the BC Mineral Tenure Act Regulations the staking a mineral claim is done electronically through a website.”

This section discussed the required assessment work, related required filings, and conditions of use of the mineral claim.

TARGET DEPOSIT MODELS, PAGE 24

13.

PLEASE ADVISE IF YOUR SOLE OFFICER/DIRECTOR IS RELYING ON OTHER PERSONS TO DESCRIBE THE COMPANY’S BUSINESS GIVEN HIS INEXPERIENCE IN MINING EXPLORATION.

In response to this comment, the Company has added the following additional disclosure:

“During the early stages of our exploration program, our sole officer and director will rely upon others such as our Consulting Geologist, to analyze our exploration findings and to make recommendations, if any, regarding future exploration programs on our Mineral Property.”

FINANCIAL STATEMENTS, PAGE 28

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-5

14.

WE NOTE YOUR DISCLOSURE THAT THE COMPANY’S FUNCTIONAL CURRENCY IS THE UNITED STATES DOLLAR, (USD), AS SUBSTANTIALLY ALL OF THE COMPANY’S OPERATIONS ARE IN THE USA. HOWEVER, WE ALSO NOTE YOUR PRINCIPAL OFFICES ARE IN MEXICO AND YOU HAVE RECEIVED FUNDS IN MEXICAN PESOS AND YOUR MINERAL PROPERTY CLAIM IS IN CANADA AND THE EXPLORATION COSTS ARE BILLED IN CANADIAN DOLLARS BUT YOU WILL PAY IN USD. PLEASE CLARIFY HOW YOU DETERMINED YOUR FUNCTIONAL CURRENCY IS USD AND HOW YOU ACCOUNT FOR THESE FOREIGN CURRENCY TRANSACTIONS. PLEASE REVISE YOUR POLICY AS APPROPRIATE.

As at April 30, 2014, the balance sheet date, all of the Company’s expenses incurred had been incurred in US funds.  As of the Balance Sheet date, the Company had not incorporated its subsidiary nor had the mineral property option agreement in Canada been entered into.  Accordingly at April 30, 2014, the Company determined that its functional currency was the US Dollar.  It is also anticipated in future that the Company will continue to incur its regular expenses in US dollars, thereby fully supporting the adoption of the US Dollar as the functional currency.  Furthermore, because the Company is a resident of the USA with U.S. reporting requirements,  the reporting currency adopted is the US Dollar

Subsequent to April 30, 2014, the Company incorporated a subsidiary Company, ORC Exploration LLC., (“ORC”) a Company incorporated in Nevada, USA for the express purpose of mineral exploration in North America, and also entered into a property option agreement which is denominated in US$.  The actual subject property is located British Columbia, Canada.

The operation of ORC and the development of the property is entirely dependent upon funding that is to be provided by the Parent Company.  As such the operations of ORC are “a direct and integral component of and an extension of the parent entity’s operations”, which further supports the adoption of the US Dollar as the functional currency for ORC rather than the Canadian Dollar, the currency of the jurisdiction in which the property resides.

To date the Company has only incurred bills denominated in US Dollars for work expenses incurred or work undertaken on the property option.

Given the above, the Company is of the opinion that as at the balance sheet date the accounting policy for Foreign Currency Translation is appropriate as currently stated.

NOTE 4. RELATED PARTY TRANSACTIONS, PAGE F-9

15.

WE NOTE YOUR DISCLOSURE THAT THE SHARE SUBSCRIPTION WAS SETTLED IN MEXICAN PESO’S AND THE AGREEMENT PERMITTED THE COMPANY TO ACCEPT 1,800,000 MEXICAN PESO’S IN FULL SETTLEMENT. WE ALSO NOTE THAT TRANSLATING 1,800,000 MEXICAN PESO’S TO USD’S IS $138,307. YOU HAVE RECORDED $13,500 USD AS PROCEEDS RELATED TO THE AGREEMENT. PLEASE EXPLAIN AND REVISE THE AMOUNT OF MEXICAN PESO’S YOU RECEIVED AND HOW YOU RECORDED THE FOREIGN CURRENCY EXCHANGE OF MEXICAN PESO TO USD, INCLUDING ANY GAIN OR LOSS RECORDED, THE EXCHANGE RATES USED AND THE ACCOUNTING GUIDANCE YOU RELIED UPON TO SUPPORT YOUR ACCOUNTING.

This was an error.  The amount of Mexican Pesos received in settlement of the US$13,500 common stock subscription has been amended to 180,000 in the April 30, 2014 financial statements.

The foreign exchange rate applied to the transaction was US$0.075:1Mexican Peso, accordingly no foreign exchange gain or loss arose on the transaction.

NOTE 7. SUBSEQUENT EVENTS, PAGE F-11

16.

PLEASE DISCLOSE THE DATE THROUGH WHICH YOU HAVE EVALUATED SUBSEQUENT EVENTS AND WHETHER THAT DATE IS EITHER THE DATE THE FINANCIAL STATEMENTS WERE ISSUED OR AVAILABLE TO BE ISSUED. REFER TO ASC 855-10-50-1.

Note 7 of the financial statements has been amended to indicate the date through which subsequent events were evaluated (June 6, 2014 - the audit report date).

MANAGEMENT DISCUSSION AND ANALYSIS, PAGE 29

OPERATING BUDGET FOR THE FISCAL YEAR ENDING APRIL 30, 2015, PAGE 29

17.

PLEASE REVISE TO RECONCILE THE AMOUNTS SHOWN IN THE TABLE WITH THE AMOUNTS SHOWN IN THE USE OF PROCEEDS SECTION TABLE ON PAGE 10 OR ADVISE.

The anticipated proceeds of the offering will not constitute the Company’s entire operating budget for the fiscal year ending April 30, 2015.  The Company has added the following clarifying disclosure to this section:

“Assuming the maximum amount of our offering of shares is sold the net proceeds of the offering of $12,750 will be expended on exploration expenses during our initial exploration program or during future exploration programs.”

SIGNIFICANT EMPLOYEES, PAGE 32

18.

PLEASE ADVISE US WHY THE GEOLOGIST IS NOT A SIGNIFICANT EMPLOYEE OR PROMOTER. WE NOTE THE SIGNIFICANT ROLE HE IS PLAYING IN YOUR OPERATIONS, AS WELL AS THE SOLE OFFICER AND DIRECTOR’S LACK OF MINING EXPERIENCE AND PARTICIPATION IN THE OPERATIONS.

The Company did not list the geologist as a significant employee or promoter because he is paid as a consultant to the Company pursuant to an agreement and has no equity interest, directly or indirectly, in the Company. Further, the geologist had no part in the formation and organization of the Company.

EXHIBITS

19.

PLEASE FILE EXECUTED VERSIONS OF EXHIBITS 3.1 AND 3.2.

In response to this comment, the Company has filed executed versions of Exhibits 3.1 and 3.2

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Cane Clark LLP

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)